UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on CHUNGHWA TELECOM SELECTS ALVARION’S WIMAX SOLUTION dated February 5, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ALVARION LTD.

Date: February 5th, 2007                                    By: /s/ Dafna Gruber
                                Name: Dafna Gruber
Title:	CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO             Carmen Deville
+972 3 645 6252           +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

CHUNGHWA TELECOM SELECTS ALVARION’S WIMAX
SOLUTION

Industry-leading WiMAX Platform Enables Top Taiwanese Operator to Deliver Broadband Data Services in Central Taiwan

TEL AVIV, Israel, February 5, 2007 - Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of wireless broadband and WiMAX solutions, announced today that the leading Taiwanese telecom service provider Chunghwa Telecom (CHT) has selected its WiMAX solution to offer broadband services in the center of the country. Using BreezeMAXTM, the industry’s most widely deployed WiMAX platform, CHT will deliver a range of data services including Internet access, VoIP, and support for mobile medical, business, and education applications to underserved residents in Nantou County, a rugged mountainous region of central Taiwan. The project is part of the M-Taiwan initiative, which aims to transform Taiwan into one of the most advanced e-nations in Asia by 2008.

Alvarion is working with TECOM, a local partner and leading Taiwanese manufacturer of telecommunications equipment, to implement the use of WiMAX to backhaul a number of Wi-Fi access points with the network set to go live later this month. Following completion of the project’s first phase, CHT intends to extend WiMAX coverage throughout the county and beyond.

“We chose BreezeMAX due to its advanced technology and proven field success,” said Jay Wu, Manager, Chunghwa Telecom. “Alvarion’s strong team has successfully deployed WiMAX solutions throughout the world. We look forward to working with Alvarion on the M-Taiwan initiative of bringing economic growth throughout the country.”

The award-winning BreezeMAX platform is designed from the ground up according to the IEEE 802.16 standards, and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality. Comprised of macro and micro base stations and customer premises equipment, BreezeMAX features a carrier-class design that supports broadband speeds and quality of service. This enables carriers to offer triple-play broadband services to thousands of subscribers in a single base station. Since its mid-2004 launch, BreezeMAX has been successfully deployed in over 200 installations in more than 80 countries worldwide.

“We are excited to be teaming up with a large incumbent provider such as CHT and help in offering OPENTM WiMAX services in such an important country,” said Tzvika Friedman, president and CEO of Alvarion. “The deployment of BreezeMAX in central Taiwan is planned to significantly advance broadband communications in the country, while extending CHT’s core service offerings. After completing the project’s initial phase, we plan to help CHT use OPEN WiMAX to expand broadband services to other regions of Taiwan.”

About Chunghwa Telecom
Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan (www.cht.com.tw). Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

About TECOM
TECOM Co. Ltd., a leading manufacturer of telecommunications equipment was established in 1980 (www.tecomproduct.com). TECOM has become one of Taiwan's most successful high-tech companies and is a role model for startup companies. TECOM's product lines include business communication systems, wireless communication systems, infrastructure transmission systems, and Broadband/IP communication systems. TECOM is also involved in telecommunications service, such as providing GSM and Fixed Network services in Taiwan, Broadband Internet access for building complexes, as well as Fixed Wireless Access (FWA) in rural communities and developing countries.

About Alvarion
With more than 2 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless network solutions, enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications.

Leading the Open WiMAX market with the most widely deployed WiMAX system in the world, Alvarion has the most extensive network deployments and proven product portfolio in the industry, covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.